Simpson Thacher & Bartlett llp
900 G Street NW Washington, DC 20001
telephone: +1-202-636-5500 facsimile: +1-202-636-5502
Direct Dial Number 202-636-5915	E-mail Address Nathan.Briggs@stblaw.com

December 19, 2025

Via EDGAR

Jeffrey Long

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Golub Capital Private Income Fund S

Registration Statement on Form 10 (File No. 000-56795)

Dear Mr. Long:

On behalf of Golub Capital Private Income Fund S (the “Fund”), we hereby transmit to the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) a response to a comment received from the Staff via telephone on December 10, 2025 with respect to the above-referenced Registration Statement on Form 10, filed with the SEC on October 31, 2025 (the “Registration Statement”).

Together with this response, the Fund has filed an amended Registration Statement on EDGAR. For convenience of reference, the Staff’s comment has been reproduced herein. We have discussed the Staff’s comment with representatives of the Fund. The Fund’s response to the Staff’s comment is set out immediately under the reproduced comment. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.

ACCOUNTING COMMENT

1.	Please include an unaudited, Regulation S-X compliant Schedule of Investments of assets expected to be acquired in connection with acquiring the Initial Assets.

Response: The Fund has revised the Registration Statement as requested.

Please call me at (202) 636-5915 with any questions you may have regarding this filing or if you wish to discuss the above response.

Securities and Exchange Commission	December 19, 2025

Very truly yours,

/s/ Nathan Briggs
Nathan Briggs

cc:	David B. Golub, Golub Capital LLC

Christopher C. Ericson, Golub Capital LLC

Wu-Kwan Kit, Golub Capital LLC

Rajib Chanda, Simpson Thacher & Bartlett LLP

Bissie Bonner, Simpson Thacher & Bartlett LLP